UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2014

Commission File Number 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

ANNOUNCEMENT OF ENTRY INTO A JOINT VENTURE AGREEMENT

On June 20, 2014, Cencosud S.A. (“Cencosud” or the “Company”) delivered a notice to the Superintendency of Securities and Insurance (the “SVS”) announcing its entry into a joint venture framework agreement with The Bank of Nova Scotia and Scotiabank Chile, in order to further develop the retail finance business in Chile. An English translation of the foregoing is attached hereto.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the rubric “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By	/s/ Daniel Rodríguez Cofré
	Name:	Daniel Rodríguez Cofré
	Title:	General Manager

Date: June 23, 2014

[Summary English Translation]

Cencosud S.A.

Av. Kennedy 9001, Floor 6

Las Condes, Santiago, Chile

Registered in the Securities Registry No. 743

Santiago, June 20, 2014

Mr.

CARLOS PAVEZ TOLOSA

Superintendent

Superintendency of Securities and Insurance

Re: Notice of Essential Event

To whom it may concern,

Cencosud S.A., a corporation registered under number 743 in the Register of Securities of the Superintendency of Securities and Insurance (hereinafter “Cencosud” or the “Company”), in accordance with Article 9 and the second paragraph of Article 10, both of Law No. 18,045, and General Regulatory Guideline No. 30, Section II, of the Superindendency of Securities and Insurance presents, by means of this letter, news of the following essential event:

Today, The Bank of Nova Scotia and Scotiabank Chile (the “Bank Group”), and the Company, together with its affiliates Cencosud Retail S.A. and Easy S.A., have entered into a joint venture framework agreement (hereinafter the “Framework Agreement”) in order to further develop, together, the retail finance business in Chile (hereinafter, the “Business”).

The Framework Agreement provides that the Business shall be operated through (i) Cencosud Administradora de Tarjetas S.A. (“CAT”), a card-issuing company that, upon the closing of the transaction, will be a bank transfer supporting affiliate of Scotiabank Chile, and (ii) Cencosud Administradora de Procesos S.A., Cencosud Servicios Integrales S.A., and Cencosud Corredores de Seguros y Servicios Ltda. or new companies that will be created (together with CAT, hereinafter, the “Target Companies”). Said companies will be affiliates of Scotiabank Chile or The Bank of Nova Scotia.

The Framework Agreement provides for a timetable describing the actions, legal acts, and contracts that must take place before finalizing the transaction described in this notice of essential event on a date to be mutually agreed to by the parties, once the last of the conditions precedent established in the Framework Agreement have been complied with (the “Closing”) and following any and all necessary regulatory approvals in Chile and Canada.

Pursuant to the Framework Agreement, the following will take place at the Closing:

(a)	Scotiabank Chile, or its affiliated entities, will acquire fifty-one percent (51%) of each of the Target Companies, with the remaining forty-nine percent (49%) owned by Cencosud or its affiliated entities as indicated in the Framework Agreement.

(b)	The purchase price of above-referenced fifty-one percent (51%) ownership interest in the Target Companies will be the peso equivalent of two hundred eighty million dollars (US$280,000,000). The indicated purchase price will be subject to contractually agreed-upon adjustments.

(c)	Scotiabank Chile or its affiliate which acquires the shares of the Target Companies and Cencosud or its affiliate which retains forty-nine percent (49%) of the share capital of the Target Companies will enter into corresponding shareholder agreements that will govern the relationship between both shareholders of each of the Target Companies.

(d)	Scotiabank Chile and Cencosud will enter into a joint venture agreement that will govern the relationship between the parties in regards to the development of the financial retail business in Chile, with the agreement having an exclusivity period of 15 years from the date of the Closing.

(e)	CAT and Scotiabank Chile will, at Closing or within 3 days of having constituted CAT as a supporting company for bank transfers, enter into a line-of-credit agreement for Scotiabank Chile’s portion of the financing of the Chilean retail finance business.

(f)	Cencosud S.A. will have an option to repurchase, at the end of the 15-year period, Scotiabank Chile’s 51% ownership interest in the Target Companies.

Without further details, please accept our kindest regards.

/s/ Daniel Rodríguez Cofré

Daniel Rodríguez Cofré
Chief Executive Officer
Cencosud S.A.

cc: Bolsas de Valores